Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Three months ended	Year Ended December 31
	March 31, 2009	2008	2007	2006	2005	2004
Earnings:
(Loss) earnings before income taxes and net earnings in equity affiliates	$(96)	$904	$1,282	$1,018	$967	$1,041
Plus:
Fixed charges exclusive of capitalized interest	68	343	156	137	129	132
Amortization of capitalized interest	2	7	7	8	9	10
Adjustments for equity affiliates	—	18	21	16	20	6

Total	$(26)	$1,272	$1,466	$1,179	$1,125	$1,189

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$49	254	93	$83	$81	$90
Rentals – portion representative of interest	19	89	63	54	48	42

Fixed charges exclusive of capitalized interest	68	343	156	137	129	132
Capitalized interest	3	8	11	7	5	3

Total	$71	$351	$167	$144	$134	$135

Ratio of earnings to fixed charges	—	3.6	8.8	8.2	8.4	8.8

Deficiency of earnings to fixed charges	$(97)	$—	$—	$—	$—	$—